UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Decibel Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

24343R106

(CUSIP Number)

Joseph J. LaRosa

Executive Vice President, General Counsel and Secretary

Regeneron Pharmaceuticals, Inc.

777 Old Saw Mill River Road

Tarrytown, New York 10591-6707

Telephone: 914-847-7000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew R. Brownstein

Victor Goldfeld

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

August 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSON REGENERON PHARMACEUTICALS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100 shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* See Item 4.

1	NAMES OF REPORTING PERSON SYMPHONY ACQUISITION SUB, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

 * As a result of the consummation of the Merger (as defined in the Original Schedule 13D (as defined below)), the Reporting Person merged with and into the Issuer, the separate existence of the Reporting Person ceased and the Reporting Person ceased to beneficially own any securities of the Issuer.

Explanatory Note

This Amendment No. 1 amends the Schedule 13D filed on August 18, 2023 by Regeneron Pharmaceuticals, Inc. relating to shares of common stock, par value $0.01 per share of Decibel Therapeutics, Inc. (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified. Capitalized terms used by not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is amended to include the following at the end thereof:

“As disclosed in the press release issued by Regeneron on September 25, 2023 announcing the expiration and results of the Offer (which is attached hereto as Exhibit 2.1):

The Offer expired as scheduled at one minute past 11:59 p.m., Eastern Time, on September 22, 2023 (such date and time, the “Expiration Time”). Computershare Inc. and Computershare Trust Company N.A., the depositary and paying agent for the Offer, advised Regeneron that, as of the Expiration Time, 19,797,530 Shares had been validly tendered and not validly withdrawn pursuant to the Offer which, together with the 2,097,314 Shares owned by Regeneron, represented approximately 86.12% of the issued and outstanding Shares as of the Expiration Time. The Reporting Persons accepted for payment all Shares validly tendered and not validly withdrawn in the Offer.

Following consummation of the Offer, on September 25, 2023, Regeneron completed its acquisition of the Issuer through the merger of Purchaser with and into the Issuer, and without a meeting of the stockholders of the Issuers in accordance with Section 251(h) of the DGCL, with the Issuer surviving such Merger as a wholly owned subsidiary of Regeneron. In connection with the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Issuer, Regeneron, Purchaser and wholly owned subsidiaries of Regeneron (other than Purchaser) and the Issuer) was cancelled and converted into the right to receive the Offer Consideration, without interest and less any applicable tax withholding.

As a result of the Merger, the 100 issued and outstanding shares of common stock, par value $0.01 per share, of Purchaser held by Regeneron were converted into 100 issued and outstanding shares of common stock, par value $0.01 per share (the “New Shares”), of the Issuer. Consequently, Regeneron became the beneficial owner of such 100 New Shares, which represent all of the Issuer’s issued and outstanding shares of capital stock.

Following the Merger, all Shares ceased trading prior to the opening of trading on the Nasdaq Global Select Market on September 25, 2023, and will be delisted from Nasdaq and deregistered under the Exchange Act (the “Deregistration”).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owners of any Shares covered by this statement.

(c) Except as otherwise described herein and in the Original Schedule 13D, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s securities in the past 60 days prior to the date of this filing. On September 25, 2023 the Reporting Persons accepted for payment pursuant to the Offer in exchange for the Offer Consideration all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time, including: (i) 25,849 Shares held of record by Laurence Reid, (ii) 3,843,206 Shares held of record by OrbiMed Private Investments VIII, LP, 883,418 Shares held of record by OrbiMed Partners Master Fund Limited, and 218,568 Shares held of record by OrbiMed Genesis Master Fund L.P., and (iii) 3,139,685 Shares held of record by Third Rock Ventures III, L.P., in each case with such Shares having being tendered pursuant to the Offer prior to the Expiration Time.

(d) Not applicable.

(e) Upon effectiveness of the Deregistration, the Reporting Persons will cease to have reporting obligations with regard to any beneficial ownership of the Issuer’s securities under Section 13(d) of the Act.”

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“At the Effective Time, the Tender and Support Agreements terminated in accordance with their express terms.”

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits.

Exhibit	Description

2.1	Press Release dated September 25, 2023, issued by Regeneron Pharmaceuticals, Inc. (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO/A No. 3 filed by Regeneron Pharmaceuticals, Inc. and Symphony Acquisition Sub, Inc. with the SEC on September 25, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REGENERON PHARMACEUTICALS, INC.

Date: September 27, 2023	By:	/s/ Joseph J. LaRosa
	Name:	Joseph J. LaRosa
	Title:	Executive Vice President, General Counsel and Secretary

DECIBEL THERAPEUTICS, INC., as successor to Symphony Acquisition Sub, Inc.

Date: September 27, 2023	By:	/s/ Nouhad Husseini
	Name:	Nouhad Husseini
	Title:	Managing Director